FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated March 22, 2011

Commission File Number 1-14878

GERDAU S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Av. Farrapos 1811

Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 22, 2011

GERDAU S.A.

By:	/s/ Osvaldo Burgos Schirmer
Name:	Osvaldo Burgos Schirmer
Title:	Chief Financial Officer

This report on Form 6-K shall be incorporated by reference in the Registration Statements on Form S-8 (Registration No. 333-171217),  and on Form F-3 (Registration No. 333-171483) filed by Gerdau S.A. under the Securities Act of 1933, as amended, or the Securities Act, to the extent not superseded by documents or reports subsequently filed by Gerdau S.A. under the Securities Act or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit	Description of Exhibit

23.1	Consent of Deloitte Touche Tohmatsu Auditores Independentes

99.1

GERDAU S.A. Consolidated financial statements as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 and reports of independent registered public accounting firms prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board - IASB